Filed by Ecolab lnc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Apergy Corporation

SEC FiIe No.:001-38441

From: Doug Baker

To: All Ecolab Associates

Subject: Upstream Energy Business to Merge with Apergy

Today we announced exciting news for our Upstream Energy business that will better position it for accelerated growth. Once we complete the Upstream spin-off from Ecolab, we plan to immediately merge the business with Apergy, a leading oilfield technology public company, also based in the Houston, Texas, area. The reason for this change is that we firmly believe this is an even better outcome for everyone. It creates a stronger company with increased growth potential for our team. We anticipate that this process will be complete by the end of the second quarter 2020.

We are uniting two premier businesses with proven track records to create a global leader in production-focused equipment and chemical solutions that is better able to meet customers’ evolving needs. The merger will create a public company with $3.5 billion in annual revenue and more than 8,000 employees, pairing Apergy’s drilling and artificial lift technology and Nalco Champion’s leading Upstream chemistry solutions to serve global oil and gas customers. These two organizations will be better together as one company, offering leading products and services and gaining meaningful scale to accelerate growth globally.

Customers, associates and shareholders will all benefit from this decision.

•                  The larger combined organization will offer the industry’s most respected and focused production technology portfolio with increased geographic reach, well positioned to develop the next generation of digital technology to drive value for customers.

•                  Our Upstream associates will have a wider range of opportunities at a larger, more diversified company.

•                  Shareholders will benefit from owning a company with expanded growth potential and a better ability to thrive through economic cycles. Our Upstream business will leverage Apergy’s public company expertise and infrastructure, eliminating the work that would have been required for ChampionX to become a stand-alone publicly traded company. As would have been the case in the spin-off, Ecolab shareholders will now own stock in two publicly held companies once the merger is complete.

The work being done to spin off our Upstream business will continue on the same timetable. This remains an essential part of this merger process. The intercompany agreements we have established between Ecolab and Upstream remain vital to ensure the success of both our Downstream business and Upstream as it spins off and merges with Apergy.

This has been a long and interesting journey. It began because we believed that by making more focused investments and decisions as a separate entity solely focused on the oil and gas markets, Upstream would be able to grow faster. Now, by merging with Apergy, Upstream will be part of a larger company focused on the upstream oil and gas market, even better positioned for growth. Upstream will go to market as ChampionX; an integration team will be put in place sometime next year.

I’m thankful for the team working to make this effort a success, and I look forward to seeing the new combined company grow and prosper.

Doug Baker

Chairman and CEO

Ecolab

Cautionary Notes on Forward Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on  Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.